UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                   HEARx Ltd.
                     --------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                    ---------------------------------------
                         (Title of Class of Securities)

                                   422360107
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 6, 1997
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP No. 422360107                                            Page 2 of 5 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SFM Investments LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [_]

3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  4,268,803
   Shares
Beneficially               8       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,268,803
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,268,803

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    4.54%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


          This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $0.10 par value (the "Shares"), of HEARx Ltd. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated May 23, 1997 and Amendment No. 1 thereto dated August 29, 1997 (collectively, the "Initial Statement") filed by SFM Investments LDC, an exempted limited duration company organized and existing under the laws of the Cayman Islands (the "Reporting Person"). This Amendment No. 2 is being filed by the Reporting Person to report that the Reporting Person has disposed of Shares held for its account, and, as such, no longer may be deemed the beneficial owner of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 5.   Interest in Securities of the Issuer.

          (a) The aggregate number of Shares of which the Reporting Person may be deemed a beneficial owner is 4,268,803 (approximately 4.54% of the total number of Shares outstanding).

          (b) The Reporting Person has the sole power to direct the voting and disposition of the Shares held for the account of the Reporting Person.

          (c) Except for the transactions disclosed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions in the Shares effected since August 11, 1997 (60 days prior to the date hereof).

          (d) The shareholders of the Reporting Person have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of the Reporting Person in accordance with their ownership interests in the Reporting Person.

          (e) The Reporting Person ceased to be a beneficial owner of five percent or more of the outstanding Shares on October 10, 1997.



                                                               Page 4 of 5 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  October 10, 1997                 SFM INVESTMENTS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Director




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                                                                                                  Page 5 of 5 Pages

                                                      ANNEX A

                                     RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                                     HEARX LTD.

                                          Date of          Nature of            Number                 Price
For the Account of                      Transaction       Transaction          of Shares             Per Share
------------------                      -----------       -----------          ---------             ---------

SFM Investments LDC                    9/22/97              Sale                 138,125              1.969
                                       9/23/97              Sale                 223,183              1.911
                                       9/24/97              Sale                  64,849              1.907
                                       9/25/97              Sale                  33,103              1.907
                                       9/26/97              Sale                 248,197              1.907
                                       9/29/97              Sale                  73,355              1.907
                                      10/06/97              Sale                 423,612              1.870
                                      10/07/97              Sale                 778,176              1.869
                                      10/08/97              Sale                 616,644              1.817
                                      10/09/97              Sale                 401,772              1.856
                                      10/10/97              Sale                 493,500              1.843